STATEMENT OF INVESTMENTS

Dreyfus Florida Municipal Money Market Fund

February 28, 2007 (Unaudited)

Short-Term Investments--100.7%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alachua County, Revenue (North Central Florida YMCA, Inc. Project) (LOC; SouthTrust Bank)	3.77	3/7/07	1,630,000 a	1,630,000
Alachua Housing Finance Authority, MFHR (Edenwood Park Project) (Liquidity Facility; Merrill Lynch)	3.76	3/7/07	3,345,000 a,b	3,345,000
Bay County School District, Sales Tax Revenue (Insured; FSA)	4.55	6/1/07	100,000	100,214
Brevard County, Utility Revenue, Refunding (Insured; FGIC)	5.00	3/1/07	100,000	100,000
Broward County, IDR (GB Instruments Inc. Project) (LOC; Bank of America)	3.80	3/7/07	1,960,000 a	1,960,000
Broward County, Sales Tax Revenue, CP (Liquidity Facility; Dexia Credit Locale)	3.60	6/6/07	4,354,000	4,354,000
Broward County, Sales Tax Revenue, CP (Liquidity Facility; Dexia Credit Locale)	3.65	6/6/07	4,100,000	4,099,976
Broward County, Sales Tax Revenue, CP (Liquidity Facility; Dexia Credit Locale)	3.70	6/6/07	1,000,000	1,000,000
Broward County Housing Finance Authority, MFHR (Cypress Grove Apartments Project) (Liquidity Facility; American International Group Funding Inc.)	3.79	3/7/07	14,500,000 a	14,500,000
Broward County Housing Finance Authority, MFHR (Golf View Gardens Apartments Project) (LOC; Regions Bank)	3.76	3/7/07	8,500,000 a	8,500,000
Broward County Housing Finance Authority, SFMR	4.60	8/1/07	100,000	100,286
Broward County Housing Finance Authority, SFMR (Merlots Program) (Insured: FNMA and GNMA and Liquidity Facility; Wachovia Bank)	3.61	3/7/07	10,000 a,b	10,000
Capital Trust Agency,				

Multifamily Revenue (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.74	3/7/07	25,840,000 a,b	25,840,000
Collier County Housing Finance Authority, MFHR (George Washington Carver Apartments) (LOC; PNC Bank)	3.61	3/7/07	3,000,000 a	3,000,000
Collier County Industrial Development Authority, IDR (March Project) (LOC; Wachovia Bank)	3.82	3/7/07	2,810,000 a	2,810,000
Dade County, GO Notes (Public Improvement) (Insured; FGIC)	5.30	10/1/07	100,000	100,915
Dade County, Resource Recovery Facility Revenue, Refunding (Insured; AMBAC)	5.30	10/1/07	100,000	100,882
Dade County Industrial Development Authority, IDR (U.S. Holdings Inc. Project) (LOC; SunTrust Bank)	3.81	3/7/07	675,000 a	675,000
DeSoto County, Capital Improvement Revenue (Insured; MBIA)	4.00	10/1/07	250,000	250,423
Escambia County Housing Finance Authority, SFMR (Merlots Program) (Insured: FNMA and GNMA and Liquidity Facility; Wachovia Bank)	3.61	3/7/07	1,955,000 a,b	1,955,000
Florida, State Board of Education, Lottery Revenue (Insured; FGIC)	4.50	7/1/07	100,000	100,259
Florida, State Board of Education, Lottery Revenue (Insured; FGIC)	5.00	7/1/07	490,000	492,080
Florida, State Board of Education, Lottery Revenue (Insured; FGIC)	5.00	7/1/07	200,000	200,855
Florida, State Board of Education, Public Education Capital Outlay, GO Notes, Refunding	5.00	6/1/07	130,000	130,413
Florida Development Finance Corporation, IDR (Air Technology) (LOC; Wachovia Bank)	3.82	3/7/07	2,000,000 a	2,000,000
Florida Development Finance Corporation, IDR (Atlantic Truss Group, LLC Project) (LOC; Wachovia Bank)	3.82	3/7/07	2,975,000 a	2,975,000
Florida Development Finance Corporation, IDR (Byrd Technologies Inc. Project) (LOC; Wachovia Bank)	3.82	3/7/07	1,330,000 a	1,330,000
Florida Development Finance Corporation, IDR (Downey Glass				

Industries, LLC Project) (LOC; Wachovia Bank)	3.82	3/7/07	645,000 a	645,000
Florida Development Finance Corporation, IDR (DSLA Realty LC Project) (LOC; SunTrust Bank)	3.81	3/7/07	1,270,000 a	1,270,000
Florida Development Finance Corporation, IDR (Energy Planning Associates Corporation Project) (LOC; Wachovia Bank)	3.82	3/7/07	1,340,000 a	1,340,000
Florida Development Finance Corporation, IDR (Enterprise 2650 LLC Project) (LOC; Wachovia Bank)	3.82	3/7/07	985,000 a	985,000
Florida Development Finance Corporation, IDR (Florida Food Products, Inc. Project) (LOC; Wachovia Bank)	3.67	3/7/07	2,200,000 a	2,200,000
Florida Development Finance Corporation, IDR (Florida Steel Project) (LOC; Wachovia Bank)	3.82	3/7/07	915,000 a	915,000
Florida Development Finance Corporation, IDR (Increte LLC Project) (LOC; Wachovia Bank)	3.82	3/7/07	1,910,000 a	1,910,000
Florida Development Finance Corporation, IDR (Jamivon Properties Inc. Project) (LOC; Wachovia Bank)	3.82	3/7/07	1,600,000 a	1,600,000
Florida Development Finance Corporation, IDR (Kelray Real Estate Project) (LOC; Wachovia Bank)	3.82	3/7/07	810,000 a	810,000
Florida Development Finance Corporation, IDR (Octex Corporation Project) (LOC; Wachovia Bank)	3.82	3/7/07	150,000 a	150,000
Florida Development Finance Corporation, IDR (R.L. Smith Investments LLC Project) (LOC; SunTrust Bank)	3.81	3/7/07	930,000 a	930,000
Florida Development Finance Corporation, IDR (Retro Elevator Corporation Project) (LOC; Wachovia Bank)	3.82	3/7/07	745,000 a	745,000
Florida Development Finance Corporation, IDR (Suncoast Bakeries, Inc. Project) (LOC; SunTrust Bank)	3.76	3/7/07	700,000 a	700,000
Florida Development Finance Corporation, IDR (Trese Inc. Project) (LOC; Wachovia Bank)	3.82	3/7/07	980,000 a	980,000
Florida Development Finance				

Corporation, IDR (Twin Vee PowerCats, Inc. Project) (LOC; SunTrust Bank)	3.67	3/7/07	1,720,000 a	1,720,000
Florida Development Finance Corporation, IDR, Refunding (Charlotte Community Project) (LOC; SunTrust Bank)	3.71	3/7/07	1,255,000 a	1,255,000
Florida Housing Finance Corporation, Homeowner Mortgage Revenue	3.70	1/1/08	260,000	260,000
Gulf Breeze, Healthcare Facilities Revenue (Heritage Healthcare Project) (Liquidity Facility; AIG SunAmerica Assurance)	3.85	3/7/07	17,030,000 a	17,030,000
Highlands County Health Facilities Authority, HR, Refunding (Adventist Health System/Sunbelt Obligated Group)	5.00	11/15/07	100,000	100,776
Hillsborough County Aviation Authority, Revenue (Merlots Program) (Tampa International Airport) (Insured; MBIA and Liquidity Facility; Wachovia Bank)	3.61	3/7/07	1,975,000 a,b	1,975,000
Hillsborough County Aviation Authority, Revenue (Tampa International Airport) (Insured; MBIA)	5.00	10/1/07	285,000	287,109
Hillsborough County Aviation Authority, Revenue, Refunding (Tampa International Airport) (Insured; MBIA)	5.00	10/1/07	1,050,000	1,058,070
Hillsborough County Industrial Development Authority, IDR (Allied Aerofoam Project) (LOC; Wachovia Bank)	3.77	3/7/07	2,600,000 a	2,600,000
Hillsborough County Industrial Development Authority, IDR (Seaboard Tampa Terminals Venture Project) (LOC; Wachovia Bank)	3.62	3/7/07	4,000,000 a	4,000,000
Hillsborough County Industrial Development Authority, IDR, Refunding (Leslie Controls Inc.) (LOC; SunTrust Bank)	3.76	3/7/07	3,535,000 a	3,535,000
Jacksonville, Educational Facilities Revenue (Edward Waters College Project) (LOC; Wachovia Bank)	3.70	10/1/07	1,530,000	1,530,000
Jacksonville Economic Development Commission, IDR (Load King Manufacturing Company Inc. Project) (LOC; SouthTrust Bank)	3.81	3/7/07	2,060,000 a	2,060,000

JEA,
    Electric System Revenue, CP
    (Liquidity Facility;
    Landesbank Hessen-Thuringen
    Girozentrale)
	3.65	5/18/07	5,000,000	5,000,000

JEA,
    Electric System Revenue, CP
    (Liquidity Facility;
    Landesbank Hessen-Thuringen
    Girozentrale)
	3.65	5/18/07	5,000,000	5,000,000

JEA,
    Saint Johns River Power Park
    System Revenue, Refunding
	5.25	10/1/07	180,000	181,601

JEA,
    Water and Sewer System
    Revenue, Refunding
	4.00	10/1/07	100,000	100,169

Julington Creek Plantation
    Community Development
    District, Special Assessment
    Revenue (Insured; MBIA)
	4.00	5/1/07	230,000	230,108

Jupiter Island,
    Utility System Revenue (South
    Martin Regional Utility)
    (Insured; MBIA)
	4.30	10/1/07	100,000	100,314

Kissimmee Utility Authority,
    CP (Liquidity Facility;
    JPMorgan Chase Bank)
	3.63	4/9/07	3,000,000	3,000,000

Kissimmee Utility Authority,
    CP (Liquidity Facility;
    JPMorgan Chase Bank)
	3.57	4/10/07	10,000,000	10,000,000

Lake County Industrial Development
    Authority, Revenue (Locklando
    Door and Millwork, Inc.
    Project) (LOC; Wachovia Bank)
	3.77	3/7/07	3,145,000 [a]	3,145,000

Lee County Educational Facilities
    Authority, Educational
    Facilities Revenue
    (International College
    Foundation Inc. Project) (LOC;
    SunTrust Bank)
	3.62	3/7/07	1,875,000 [a]	1,875,000

Lee County Housing Finance
    Authority, MFHR (Heron Pond
    Apartments) (LOC; Regions Bank)
	3.76	3/7/07	5,905,000 [a]	5,905,000

Lee County Housing Finance
    Authority, SFHR (Merlots
    Program) (Insured: FNMA and
    GNMA and Liquidity Facility;
    Wachovia Bank)
	3.61	3/7/07	1,860,000 [a,b]	1,860,000

Lee County Housing Finance
    Authority, SFMR (Multi-County
    Program) (Insured; AMBAC)
	3.45	3/1/07	12,000,000	12,000,000

Lee County Housing Finance
    Authority, SFMR (Multi-County
    Program) (Insured;				

Transamerica Life and Insurance)	3.90	9/5/07	4,600,000	4,600,000
Lee Memorial Health System Board of Directors, HR (Lee Memorial Health System)	3.59	3/7/07	13,300,000 a	13,300,000
Manatee County, IDR (Avon Cabinet Corporation Project) (LOC; Bank of America)	3.77	3/7/07	2,100,000 a	2,100,000
Marion County Industrial Development Authority, IDR (Universal Forest Products) (LOC; Wachovia Bank)	3.82	3/7/07	2,500,000 a	2,500,000
Miami-Dade County, Aviation Revenue, Refunding (Insured; FGIC)	5.25	10/1/07	305,000	307,448
Miami-Dade County Expressway Authority, Toll System Revenue (Putters Program) (Insured; FGIC and Liquidity Facility; PB Finance Inc.)	3.70	3/7/07	2,580,000 a,b	2,580,000
Miami-Dade County Industrial Development Authority, IDR (Dutton Press Inc. Project) (LOC; SunTrust Bank)	3.76	3/7/07	1,520,000 a	1,520,000
Miami-Dade County Industrial Development Authority, IDR (Futurama Project) (LOC; SunTrust Bank)	3.80	3/7/07	2,115,000 a	2,115,000
Miami-Dade County Industrial Development Authority, IDR (Ram Investments Project) (LOC; Wachovia Bank)	3.77	3/7/07	2,860,000 a	2,860,000
Miami-Dade County Industrial Development Authority, IDR (von Drehle Holdings, LLC Project) (LOC; Branch Banking and Trust Company)	3.78	3/7/07	1,830,000 a,c	1,830,000
Miami-Dade County Industrial Development Authority, Revenue (Altira, Inc. Project) (LOC; SunTrust Bank)	3.62	3/7/07	2,250,000 a	2,250,000
Miami-Dade County Industrial Development Authority, SWDR (Waste Management, Inc. Project) (Liquidity Facility; Lloyds TSB Bank PLC)	3.75	3/7/07	4,245,000 a,b	4,245,000
Orange County Health Facilities Authority, Revenue, CP (LOC; SunTrust Bank)	3.66	3/27/07	6,500,000	6,500,000
Orange County Housing Finance Authority, MFHR (Windsor Pines Project) (LOC; Bank of America)	3.63	3/7/07	1,300,000 a	1,300,000
Orange County Industrial Development Authority, Revenue				

(Trinity Preparatory School of Florida, Inc. Project) (LOC; Wachovia Bank)	3.62	3/7/07	220,000 a	220,000
Orlando-Orange County Expressway Authority, Revenue (Putters Program) (Insured; AMBAC and Liquidity Facility; PB Finance Inc.)	3.70	3/7/07	4,985,000 a,b	4,985,000
Palm Beach County, IDR, Refunding (Eastern Metal Supply Inc. Project) (LOC; Wachovia Bank)	3.77	3/7/07	2,660,000 a	2,660,000
Palm Beach County Housing Finance Authority, MFHR (Azalea Place Apartments Project) (LOC; SunTrust Bank)	3.63	3/7/07	1,000,000 a	1,000,000
Pasco County, Solid Waste Disposal and Resource Recovery System Revenue (Insured; AMBAC)	5.75	4/1/07	7,000,000	7,012,406
Peace River/Manasota Regional Water Supply Authority, Utility System Revenue (Insured; FSA and Liquidity Facility; PB Finance Inc.)	3.70	3/7/07	3,940,000 a,b	3,940,000
Pensacola, Airport Revenue (Insured; MBIA)	5.40	10/1/07	155,000	156,376
Pinellas County Housing Finance Authority, SFMR (GIC; Rabobank and Liquidity Facility; Merrill Lynch)	3.74	3/7/07	1,620,000 a,b	1,620,000
Pinellas County Industrial Development Authority, IDR (Falcon Enterprises Inc. Project) (LOC; SunTrust Bank)	3.67	3/7/07	1,830,000 a	1,830,000
Pinellas County Industrial Development Authority, IDR (Restorative Care of America Project) (LOC; SunTrust Bank)	3.67	3/7/07	1,565,000 a	1,565,000
Pinellas County Industrial Development Authority, IDR (Sure-Feed Engineering Project) (LOC; Bank of America)	3.77	3/7/07	340,000 a	340,000
Pinellas County Industry Council, IDR (Molex ETC Inc. Project) (LOC; Wachovia Bank)	3.82	3/7/07	2,350,000 a	2,350,000
Pinellas County Industry Council, Revenue (LLC Day School Project) (LOC; Wachovia Bank)	3.77	3/7/07	230,000 a	230,000
Polk County Industrial Development Authority, IDR (Elite Building Products, Inc. Project) (LOC; Wachovia Bank)	3.82	3/7/07	1,890,000 a	1,890,000
Polk County Industrial Development				

Authority, IDR (Florida Treatt Inc. Project) (LOC; Bank of America)	3.77	3/7/07	3,855,000 a	3,855,000
Polk County Industrial Development Authority, IDR (GSG Investments Project) (LOC; Wachovia Bank)	3.77	3/7/07	2,330,000 a	2,330,000
Putnam County Development Authority, PCR (Seminole Electric Cooperative, Inc. Project)	3.61	3/7/07	5,335,000 a	5,335,000
Putnam County Development Authority, PCR (Seminole Electric Cooperative, Inc. Project)	3.61	3/7/07	2,230,000 a	2,230,000
Riveria Beach, IDR (K. Rain Manufacturing Project) (LOC; SunTrust Bank)	3.76	3/7/07	2,030,000 a	2,030,000
Roaring Fork Municipal Products LLC, Revenue (Hillsborough County Aviation Authority) (Insured; AMBAC and Liquidity Facility; The Bank of New York)	3.80	3/7/07	7,870,000 a,b	7,870,000
Saint John's County Industrial Development Authority, Health Facilites Revenue (Coastal Health Care Investors, Ltd. Project) (LOC; SunTrust Bank)	3.77	3/7/07	1,300,000 a	1,300,000
Saint John's County Industrial Development Authority, IDR (Bronz-Glow Technologies Project) (LOC; Wachovia Bank)	3.82	3/7/07	1,215,000 a	1,215,000
Saint Lucie County, IDR (A-1 Roof Trusses Company Project) (LOC; SouthTrust Bank)	3.82	3/7/07	1,105,000 a	1,105,000
Sarasota County, IDR (Sarasota Military Academy, Inc. Project) (LOC; Wachovia Bank)	3.77	3/7/07	1,860,000 a	1,860,000
Sumter County Industrial Development Authority, IDR (Robbins Manufacturing Company Project) (LOC; Wachovia Bank)	3.77	3/7/07	500,000 a	500,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC)	3.55	3/8/07	3,000,000	3,000,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; Dexia Credit Locale)	3.60	3/6/07	7,720,000	7,720,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; Dexia				

Credit Locale)	3.54	3/8/07	10,000,000	10,000,000
Tallahassee,				
Energy System Revenue,				
Refunding (Insured; FSA)	5.00	10/1/07	1,000,000	1,007,421
Tamarac,				
IDR (Arch Aluminum and Glass				
Company) (LOC; Comerica Bank)	3.67	3/7/07	1,000,000 a	1,000,000
Volusia County Industrial				
Development Authority, IDR				
(Easter Seals Society of				
Volusia and Flager Counties				
Inc. Project) (LOC; Wachovia				
Bank)	3.77	3/7/07	355,000 a	355,000

Total Investments (cost $313,167,083)	**100.7%**	**313,167,101**
Liabilities, Less Cash and Receivables	**(.7%)**	**(2,199,730)**
Net Assets	**100.0%**	**310,967,371**

a   Securities payable on demand. Variable interest rate--subject to periodic change.
b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At February 28, 2007, these securities amounted to $60,225,000 or 19.4% of net assets.
c   Purchased on delayed delivery basis.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract

GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance